May 14, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PayPal Holdings, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B

Filed April 9, 2015

File No. 001-36859

Dear Ms. Ransom:

On behalf of our client, PayPal Holdings, Inc. (“PayPal” or the “Company”), a Delaware corporation and a wholly owned subsidiary of eBay Inc. (“eBay”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 7, 2015, with respect to PayPal’s Registration Statement on Form 10, as amended (File No. 001-36859) (the “Registration Statement”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

No. 2 marked to indicate changes from the version of the Registration Statement filed on April 9, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by PayPal’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

PayPal Holdings, Inc. Amendment No. 1 to Form 10-12B filed April 9, 2015

Exhibit 99.1

PayPal, page 7

1.	We note your response to comment 2. Your current disclosure indicates that a market may be something other than an individual country, but it does not clearly explain under what circumstances you have defined a market as something other than an individual country. In light of the focus that your filing places on the number of markets in which you operate, please explain this matter to us in more detail, and revise your disclosure to better explain this matter to your investors.

Response: PayPal previously revised the disclosure in the Information Statement to indicate that a market is “a geographic area or political jurisdiction, such as a country, territory or protectorate.” In response to the Staff’s comment, the Information Statement has been further revised on pages 7 and 59 to clarify that territories and protectorates (such as Puerto Rico and Hong Kong) included in the definition of a “market” are identified by a distinct set of laws and regulations. PayPal supplementally advises the Staff that a complete list of the Company’s markets can be found at the following link: https://www.paypal.com/us/webapps/mpp/country-worldwide. Our goal in highlighting the markets we serve is to allow potential customers in jurisdictions across the world to easily understand if our products are available to them.

Selected Historical Combined Financial Data of PayPal, page 50

2.	We note your response to comment 4. Please revise your introductory paragraph to the selected financial data to discuss the pro forma financial information and state from where it was derived.

Response: The Information Statement has been revised on page 52 in response to the Staff’s comment.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 54

3.	Footnote (a) appears to indicate that you will earn lower revenue from eBay after the separation. Please explain to us in more detail why you will earn lower revenue from eBay for your payment services after the separation. Additionally, please revise this footnote to either disclose more information about this reduction in revenue from eBay or provide a cross-reference to another location in your filing where you have discussed this matter.

Response: PayPal supplementally advises the Staff that it expects to earn lower revenue from eBay after the separation and distribution as a result of the specific terms negotiated in certain commercial agreements that stipulate lower transaction fees than those historically charged to eBay. We advise the Staff that the transaction fees charged to eBay under the historical and new arrangements are both within the range of fees charged to similar merchants. The Information Statement has been revised on page 57 in response to the Staff’s comment.

4.	Please refer to the third sentence of footnote (b). Please tell us whether the statement “these expenses were historically eliminated in eBay’s consolidated financial statements” indicates that eBay’s consolidated financial statements did not capture the costs incurred by the consolidated company related to Buyer Protection Losses and Buyer Protection Services. If so, please tell us the basis in GAAP for not reflecting these expenses in eBay’s consolidated financial statements. If not, please revise your footnote to better explain this matter.

Response: The Information Statement has been revised on page 57 in response to the Staff’s comment. PayPal supplementally advises the Staff that eBay’s consolidated financial statements capture the expenses incurred by the consolidated company related to protection program losses and services.

Business, page 55

5.	We note your response to comment 12. Please revise the disclosure in your registration statement to clarify the role of both Braintree and Venmo in your business. Please also explain how these acquisitions “strengthened” your business if “nearly all of the services provided by Braintree and Venmo are provided by other PayPal products.”

Response: The Information Statement has been revised on page 61 in response to the Staff’s comment. PayPal supplementally advises the Staff that although PayPal’s products provided mobile payment capabilities and served a wide variety of merchants

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

prior to PayPal’s acquisition of Braintree and Venmo, these companies’ specific focus on mobile payments and a new class of retailers have enabled PayPal to achieve greater commercial penetration and success in these areas. PayPal is also integrating Braintree’s products and one touch technology into existing PayPal products to enhance such existing products’ functionality and capabilities.

Protecting Merchants and Consumers, page 60

6.	We note your response to comment 16. Please revise the disclosure in your registration statement to clarify the basis for your statement that your protections for merchants and consumers “are generally much broader than those protections provided by other participants in the payments industry.”

Response: The Information Statement has been revised on page 65 in response to the Staff’s comment.

Liquidity and Capital Resources, page 77

7.	We note your response to comment 21. We also note that you continue to list funding through your strategic and financial partners as a possible source of future funding on pages 77 and 78. Please revise your disclosure to better explain who your strategic and financial partners are other than eBay, as we believe this may be unclear to your investors.

Response: The Information Statement has been revised on pages 87 and 88 in response to the Staff’s comment.

Combined Statement of Income, page F-4

8.	We note your response to comment 24 and have the following comments:

•	It appears from your response that the costs classified by eBay as your cost of services are presented on your income statement as transaction expense and customer support and operations. It also appears that you could present these two line items directly below net revenue and then present a subtotal which would appropriately capture your gross profit. Please confirm these assumptions, if true, or explain this matter to us in more detail; and

•	Additionally, please tell us in more detail why you do not believe gross profit is a meaningful measure of performance for a company such as PayPal. Please note that we would not object to your presentation of more than one line item within the cost of services category of expenses.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

Response: PayPal respectfully advises the Staff that:

•	The sum of transaction expense and customer support and operations presented in the Information Statement does not equal PayPal’s portion of cost of net revenues as classified in eBay’s Form 10-K for the year ended December 31, 2014 (the “eBay Form 10-K”). Certain costs that eBay classifies as cost of net revenues, such as portions of depreciation and amortization, are not included in PayPal’s presentation of customer support and operations in the Information Statement. Conversely, there are certain expenses presented in customer support and operations in the Information Statement that eBay excludes from cost of net revenues in its Statement of Income because the expenses are not directly attributable to revenue-generating activities.

•	PayPal believes that due to the nature of its business, the presentation of PayPal’s operating expenses based on the type of cost provides more relevant and meaningful information than the presentation of cost of services or gross profit. As a subsidiary of eBay, PayPal followed eBay’s presentation that included cost of net revenues and gross profit, which is more relevant to eBay’s business. As a separate Company, PayPal believes that the combination of similar costs is more relevant than allocating costs based on whether they may be directly or indirectly attributable to revenue-generating activities. PayPal’s presentation of its Statement of Income is also consistent with the manner in which its management measures operating performance. We supplementally advise the Staff that other payments companies, such as MasterCard and Visa, also present operating expenses by their nature and do not include a measure of cost of services or gross profit. For these reasons, PayPal believes its presentation of expenses in the Information Statement is more meaningful than presenting cost of services and enhances the ability of investors to compare PayPal’s financial performance with the financial performance of other payments companies.

Notes to Combined Financial Statements

Note 1 – Overview and Summary of Significant Accounting Policies, page F-8

9.	We note your response to comment 23. If you do not include audited financial statements of PayPal please revise your disclosures concerning PayPal here or in another footnote to the predecessor’s financial statements to clearly state, if true, that PayPal has not commenced operations and has no assets or liabilities. Additionally, please confirm our assumption, if true, that PayPal has no commitments or contingent liabilities.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

Response: PayPal acknowledges the Staff’s comment and confirms the Staff’s assumption that PayPal has no commitments or contingent liabilities. The Information Statement has been revised on page F-8 in response to the Staff’s comment.

10.	We note your response to comment 26. You state in your response that revenues earned from eBay and its subsidiaries were excluded from net revenues of the Payments segment presented in eBay’s Form 10-K. However, we note that you disclose a line item on page F-18 of eBay’s Form 10-K for the fiscal year ended December 31, 2014 (“eBay 2014 10-K”) entitled “[e]limination of inter-segment net revenue.” We have the following comments:

•	Please tell us what is included in the “[e]limination of inter-segment net revenue” line item, whether revenues earned from other operating segments of eBay were included in the revenues presented for each of eBay’s reportable segments, and if so the amounts;

•	Please also tell us how eBay complied with ASC 280-10-50-22, which requires the disclosure of revenues from external customers as well as revenues from other operating segments if the amounts are included in the determination of operating income (loss) or are otherwise regularly provided to your CODM;

•	We note your disclosure on page F-30 that you recorded revenues of $113 million that were earned from eBay and its subsidiaries for the year ended December 31, 2014, which is larger than the $57 million of intercompany revenues that were eliminated from total reportable segment revenues to arrive at consolidated eBay net income. Please tell us why the amount eliminated is less than the amount your Payments segment earned from eBay and its subsidiaries; and

•	Please provide us with a reconciliation from the amount of net revenues for the year ended December 31, 2014 of the Payments segment presented in the eBay 2014 10-K to the amount of PayPal Inc. net revenues presented in the Information Statement.

Response: The Company supplementally advises the Staff that:

•

The line item on page F-18 of the eBay Form 10-K titled “elimination of inter-segment net revenue” includes intercompany revenue presented in eBay’s reportable segments. Net revenues for each of eBay’s reportable segments presented in the eBay Form 10-K includes certain revenues earned between each of eBay’s operating segments. The table below summarizes the amount of intercompany revenue included in each reportable segment and, therefore,

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

eliminated to arrive at eBay’s consolidated net revenues as disclosed in the eBay Form 10-K:

$ in millions	FY 14
Payments	16
Marketplaces	8
Enterprise	21
Corporate and other	12

Elimination of inter-segment net revenue	57

•	PayPal acknowledges the guidance set forth in ASC 280-10-50-22 and confirms to the Staff that the presentation of net revenues for each of eBay’s reportable segments presented in the eBay Form 10-K, which includes revenues from external customers and the above noted intercompany revenues earned between each of eBay’s operating segments, is consistent with the information that is regularly reviewed by eBay’s CODM and therefore complies with the disclosure requirements in the standard.

•	As disclosed in Note 11 on page F-30 of the Information Statement, PayPal recorded revenues of $113 million that were earned from eBay and its subsidiaries for the year ended December 31, 2014. Of this amount, $16 million of intercompany revenue is included in eBay’s Payments segment revenue and represents transaction revenues earned from eBay Enterprise in arrangements where customers received payments through PayPal, but for which no fee was charged by PayPal directly to the customer. The incremental intercompany net revenues of approximately $97 million that were not presented in eBay’s Payments segment revenue relates to intercompany revenue earned on eBay marketplaces-owned PayPal accounts, which are not included in the Payments segment operating income (loss) regularly reviewed by eBay’s CODM.

•	The following is a reconciliation of 2014 net revenues reported in the Payments segment presented in the eBay Form 10-K to the amount of PayPal net revenues presented in the Information Statement:

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

$ in millions	FY 14
Payments segment revenue per eBay Form 10-K	7,904
Incremental intercompany revenue[1]	97
Other net adjustments to revenue in carve-out financial statements[2]	24

Net revenues per PayPal Form 10	8,025

[1]	Consists of $113 million net revenues earned from eBay and its subsidiaries as disclosed in the Information Statement, less $16 million presented in eBay’s Payments segment revenue.
[2]	Substantially all of other net adjustments relate to a combined entity not previously reported as part of eBay’s Payments segment.

Note 11 – Related Party Transactions, page F-29

11.	We note your disclosure on page F-30 that you recover certain costs from eBay relating to customer protection programs that are recorded as reductions to transaction losses, customer support and operations and general and administrative expenses. Please tell us more about these programs, and specifically if you are rendering a service for which out-of-pocket costs are being reimbursed to you by eBay. Additionally, please tell us in detail why presentation of these reimbursements as contra expenses is appropriate, citing relevant U.S. GAAP in your response. Lastly, in the context of these contra expenses, please tell us whether you believe PayPal’s historical financial statements as presented in this Form 10 represent all costs of doing business. Refer to SAB Topic 1:B.1.

Response: The costs that PayPal recovers from eBay relate to eBay’s customer protection programs that apply to certain eBay Marketplaces transactions paid with PayPal. Under the terms of the agreement that governs these recoveries, PayPal administers certain claims filed under eBay’s customer protection programs and provides the initial funding of eBay protection losses. eBay subsequently reimburses PayPal for claim administration costs, which are primarily comprised of PayPal employee costs, and the actual amount of protection losses that PayPal funds on behalf of eBay. PayPal considers both the administration costs and the initial funding of losses under the eBay protection programs to be directly attributable to eBay’s customer protection programs under which eBay is the primary obligor. Further, PayPal does not consider the costs it incurs in administering eBay’s customer protection programs or the initial funding of losses under eBay’s customer protection programs as out of pocket expenses in accordance with ASC 605-45-45-23 and does not consider the reimbursements to be revenue earned as part of its ongoing major or central operations, as described in ASC 605. Accordingly, PayPal has recorded such reimbursements as a reduction of the actual costs incurred on behalf of eBay.

PayPal also has its own programs to protect its customers making payments through PayPal’s payments services. Following the distribution, PayPal will no longer administer

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

May 14, 2015

eBay’s customer protection programs; instead, each of eBay and PayPal will independently administer its own customer protection programs. Further, PayPal’s customer protection programs will extend to its customers’ purchases on eBay and therefore PayPal expects to incur incremental costs associated with its customer protection programs after this date. In light of the co-existence of these protection programs, and notably eBay’s customer protection program applying to customers’ purchases on-eBay prior to the distribution, PayPal believes its historical financial statements as presented in the Information Statement represent all of the material costs of doing business as required by SAB Topic 1.B.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

General

12.	The written representations we requested in our prior letter were to be from the Company. However, your response letter was from your external counsel. Please provide the representations previously requested in a written statement from the Company.

Response: We acknowledge the Staff’s comment. eBay has prepared a separate response letter responding to the Staff’s comments that relate to the eBay Form 10-K and eBay’s 10-Q for the quarterly period ended March 31, 2015 that contains the written representations requested from eBay (the “eBay Letter”). The eBay Letter is being filed on EDGAR and delivered to the Staff simultaneously with this response letter.

*        *        *

We hope that the foregoing and the revisions to the Form 10 have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

Enclosures

cc:	Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and

Secretary, eBay Inc.

Brian J. Doerger, Vice President, Chief Accounting Officer, eBay Inc.